Exhibit 99.1

Cummins Westport ISL G In Use Test Results Beat 2010 Emissions Regulations
May 4, 2009

VANCOUVER, BC – Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the global market, announced today that an ISL G in-use emissions test performed on an urban transit bus recorded emissions significantly lower than the 2010 EPA and California Air Resources Board (CARB) Heavy Duty emission regulations.

“The ISL G continues to demonstrate low emission and performance benefits as field results are obtained,” said Gordon Exel, Vice President and GM - Americas at Cummins Westport. “ISL G emissions below 2010 emission regulations in both the laboratory and on the road with simple, maintenance free three way catalyst aftertreatment is an important benefit for our customers.”

The Cummins Westport (CWI) 8.9 litre ISL G natural gas engine features new combustion technology (Stoichiometric Cooled EGR) that enabled the ISL G to be the first heavy duty engine to meet the 2010 EPA emissions regulations.

To test the ISL G not only in the laboratory, but more importantly out in the real world under real-world vehicle operating conditions, Cummins Westport with the support of Sacramento Regional Transit District commissioned Sensors Inc, a global leader for Portable Emissions Measurement Systems (PEMS), to perform an in-use tailpipe emissions test in accordance with EPA’s Heavy Duty In-Use Testing guidelines.

The test was conducted on a 2008 40 foot Orion VII Low Floor natural gas bus powered by an ISL G 280, driven by a Sacramento Regional Transit bus driver on city and highway routes. The U.S. EPA in-use testing procedures were designed such that the heavy-duty engine emissions are controlled over the full range of speed and load combinations commonly experienced in vehicle applications.

Sensors Inc concluded that emissions were significantly lower than the 2010 EPA Heavy Duty in use emission requirements.

About Cummins Westport Inc.

Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT / TSX: WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport’s business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport’s control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to governmental policy, regulation and emission requirements, and other risk factors discussed in Westport Innovations Inc. most recent Annual Information Form and other filings with securities regulators.  Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
Director, Investor Relations
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Mark Land
Public Relations Director
Phone: 317-610-2456
Email: mark.d.land@Cummins.com
Web: www.cummins.com